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EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended October 31,
Navistar International Corporation
	2003	2002	2001	2000	1999
Income/(Loss) from continuing operations before income taxes	(45)	(769)	(33)	239	600
Cumm. Effect of changes in acct. principle	—	—	—	—	—
Interest Expense	136	154	161	146	135
Debt expense amortization	3	3	2	2	2
Rent expense rep. of interest expense (33%)	20	23	15	11	10

Total Earnings	114	(589)	145	398	747

Fixed Charges:
Capitalized interest	7	14	42	31	15
Interest expense	136	154	161	146	135
Debt expense amortization	3	3	2	2	2
Rent expense rep. of interest expense (33%)	20	23	15	11	10

Total Fixed Charges	166	194	220	190	162

Ratio of Earnings to Fixed Charges	—	—	—	2.1	4.6
Earnings Shortfall	(52)	(783)	(75)

	Year ended October 31,
Navistar Financial Corporation
	2003	2002	2001	2000	1999
Income/(Loss) from continuing operations before income taxes	102	61	72	92	96
Cumm. Effect of changes in acct. principle	—	—	—	—	—
Interest Expense	50	58	93	104	89
Debt expense amortization	3	3	4	2	2
Rent expense rep. of interest expense (25%)	0	0	1	1	1

Total Earnings	155	122	170	199	188

Fixed Charges:
Capitalized interest	0	0	0	0	0
Interest expense	50	58	93	104	89
Debt expense amortization	3	3	4	2	2
Rent expense rep. of interest expense (25%)	0	0	1	1	1

Total Fixed Charges	53	61	98	107	92

Ratio of Earnings to Fixed Charges	2.9	2.0	1.7	1.9	2.0

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  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges